Exhibit 99.1

 PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES DATE FOR SPIN-OFF OF BROOKFIELD BUSINESS PARTNERS
Special Dividend Declared
TORONTO, May 16, 2016 — Brookfield Asset Management Inc. ("Brookfield") (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that it will effect the distribution of units in Brookfield Business Partners L.P. ("BBP") to holders of Brookfield's Class A and B limited voting shares         (the "Shares"), which was first made public in October 2015. BBP will be the primary vehicle through which Brookfield will own and operate the business services and industrial operations of its private equity business group on a global basis.
"Brookfield Business Partners will complete the fourth pillar of our strategy to consolidate Brookfield's major business units into public market affiliates, and will appeal to investors looking for long-term growth and direct access to many of the businesses within Brookfield's private equity group," said Cyrus Madon, the CEO of BBP and a Senior Managing Partner of Brookfield.
On June 20, 2016, shareholders of record as of June 2, 2016 will receive one BBP unit for every      50 Shares of Brookfield, or 0.02 BBP units for each Share (see the "When Issued" and "Due Bill" Trading paragraph below for further information about the trading of BBP and Brookfield ex‑distribution). The dividend is currently estimated to be valued at $0.50 per Brookfield Share, or approximately $500 million in the aggregate. BBP has received conditional approval to list its units on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbols "BBU" and "BBU.UN," respectively.
Shareholders will receive a cash payment in lieu of any fractional interests in the BBP units. Brookfield will use the volume-weighted average trading price of the BBP units for the five trading days immediately following the spin-off to determine the value of the BBP units for the purpose of calculating the cash payable in lieu of any fractional interests.
Immediately following the special distribution, based on the estimated value of BBP, shareholders of Brookfield will own an approximate 22% limited partnership interest in BBP and Brookfield will retain an approximate 78% limited partnership interest, on a fully diluted basis. Brookfield will also hold the general partner interest in BBP.
It is anticipated that BBP's distribution policy will be to make quarterly cash distributions equal to $0.0625 per unit, or $0.25 per unit on an annualized basis. The distribution amount is not expected to grow as BBP intends to reinvest its capital. BBP anticipates that its first quarterly distribution will be paid on September 30, 2016, subject to board approval, and is expected to include a pro-rated distribution for the period between June 20, 2016 and June 30, 2016.
 "When-Issued" and "Due Bill" Trading
The NYSE and the TSX have determined to implement "due bill" trading on "BAM" and "BAM.A" for the distribution from May 31, 2016 until June 17, 2016.
Brookfield expects units of BBP and shares of Brookfield ex-distribution (without the rights to receive BBP units in the spin-off) to begin trading on a "when-issued" basis on May 31, 2016 on the NYSE under the symbols "BBU WI" and "BAM WI", respectively, and on the TSX under the symbols "BBU.UN" and "BAM.W," respectively.
Brookfield will continue to trade "regular-way" on the NYSE and the TSX under the symbols "BAM" and "BAM.A," respectively. Any holders of "BAM" or "BAM.A" shares who sell their shares from May 31, 2016 until June 17, 2016 will also sell their entitlement to the units of BBP that will be distributed in the spin-off.

 PRESS RELEASE

BBP is expected to begin "regular-way" trading on the NYSE and the TSX on June 20, 2016 under the symbols "BBU" and "BBU.UN". "BAM" and "BAM.A" will commence trading ex-distribution on  June 20, 2016.
BBP Reports First Quarter 2016 Results
BBP will this week file its financial results for the quarter ended March 31, 2016 on Form 6-K with the SEC, as well as with the Canadian securities authorities. A copy of these filings may be obtained through the website of the SEC at www.sec.gov and on BBP's SEDAR profile at www.sedar.com. These documents will also be made available at www.brookfield.com.
Further details on the operations of BBP are set forth in its regulatory filings.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:
Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "continue," "expect," "intend," "believe," derivations thereof and other expressions, including conditional verbs such as "may," "will," "could," "would," and "should," are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: the launch of Brookfield Business Partners L.P. and our expectations for this entity; the anticipated benefits of the spin-off; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that BBP's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: changes in the general economy; general economic and business conditions that could impact our ability to access capital markets and credit markets; the cyclical nature of most of our operations; exploration and development may not result in commercially productive assets; actions of competitors; foreign currency risk; our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures or co-tenants; risks commonly associated with a separation of economic interest from control; failure to maintain effective internal controls; actions or potential actions that could be taken from Brookfield; the departure of some or all of Brookfield's key professionals; the threat of litigation; changes to legislation and regulations; possible environmental liabilities and other possible liabilities; our ability to obtain adequate insurance at commercially reasonable rates; our financial condition and liquidity; volatility in oil and gas prices; capital expenditures required in connection with finding, developing or acquiring additional reserves; downgrading of credit ratings and adverse conditions in the credit markets; changes in financial markets, foreign currency exchange rates, interest rates or political conditions; the general volatility of the capital markets and the market price of our units; and other risks and factors detailed in BBP's Form F-1 filed with the Securities and Exchange Commission as well as other documents filed from time to time by BBP with the securities regulators in Canada and the United States.

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.